421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

September 1, 2022

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         HighPeak Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 7, 2022
File No. 001-39464

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 19, 2022, with respect to the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2021, File No. 001-39464, filed with the Commission by the Company on March 7, 2022 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Form 10-K. Capitalized terms used but not defined herein shall have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2021

Business Properties

Development of Proved Undeveloped Reserves, page 11

1.

Please expand your discussion of investments and progress made during the year to include quantification of the capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves to comply with item 1203(c) of Regulation S-K.

RESPONSE:         We acknowledge the Staff’s comment and advise the Staff that, as disclosed on page 12 of the Form 10-K, “[t]o date, the Company [has] invested the majority of its capital budget to drill unproved locations rather than convert proved undeveloped reserves to proved developed reserves.” Further, as disclosed on both pages 60 and 101 of the Form 10-K, total exploration and development costs incurred during the year ended December 31, 2021, were approximately $190.3 million and $45.9 million, respectively, which, together with the qualitative disclosure on page 12 of the Form 10-K, we believe provides investors with a material understanding of our drilling and completions capital budget as compared to our PUD conversions for the period presented. The additional information disclosed on page 12, “[a] portion of the Company’s development capital invested…was for the development of a water infrastructure and the drilling of salt-water disposal wells to facilitate the Company’s increased water production, reduce its future water costs and reduce the use of trucking for its produced water disposal activities” was our explanation that not all of the $45.9 million above was spent on PUD conversions. Accordingly, we believe that the Form 10-K complied in all material respects with the disclosure requirements of Item 1203(c) of Regulation S-K.

Securities and Exchange Commission

September 1, 2022

However, for avoidance of doubt and to address the Staff’s comment, we undertake in future filings to specifically identify under the caption “Development of Proved Undeveloped Reserves” a quantification of the capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves. As noted above, we advise the Staff that if such quantification had been included under such caption in the Form 10-K, it would have been disclosed as approximately $36.1 million for the year ended December 31, 2021.

Production, Revenue and Price History, page 13

2.

Please disclose the annual production volumes, by final product sold, on a consolidated basis and for each field that contains 15% or more of your total proved reserves, to comply with item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:         We advise the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, we determined that for the year ended December 31, 2021, our production, by final product sold, was generated from only one named field that contained 15% or more of our total proved reserves as of December 31, 2021. In this regard, we note that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated…laterally by local geological barriers…. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. [Emphasis Added]

In accordance with the definition set forth above, we have determined that all our assets are located in one named field—the Howard County area of the Midland Basin. We believe this approach is consistent both with the manner in which other registrants that operate in the Midland Basin report their results, including production by final product sold, and the understanding of investors. Moreover, we believe that the disclosure of our production by final product sold for individual target formations would be neither meaningful nor helpful to an investor. Our target formations in the Midland Basin (Wolfcamp A, Lower Spraberry, Wolfcamp B and Wolfcamp D) produce from a continuous hydrocarbon column and have substantially the same geologic features, stratigraphic conditions, production profiles, operating expense characteristics and capital requirements. Accordingly, the presentation of production by final product sold from each of such target horizontal zones would provide investors with negligible additional information regarding our assets and operations.

Securities and Exchange Commission

September 1, 2022

Drilling Activities, page 15

3.	We note your disclosure indicating that you participated in drilling a material number of productive exploratory wells during each of the last three fiscal years.

Please modify your disclosure to clarify the extent to which these wells were extension wells or exploratory wells, based on the definitions in Item 1205(b)(2) of Regulation S-K, and rules 4-10(a)(13) and (a)(14) of Regulation S-X.

RESPONSE:         We acknowledge the Staff’s comment and advise the Staff of our understanding that the “Drilling Activities” disclosure in the Form 10-K complied in all material respects with the disclosure requirements of Item 1205(b)(2) of Regulation S-K. In this regard, we note the Staff’s guidance in the Final Reporting Release No. 78, Modernization of Oil and Gas Reporting, in which the Staff explains that after consideration of the fact that “[s]ome commenters also did not believe that creating new categories for extension wells . . . would be meaningful” and that such “detail would exceed the value of the information to investors,” the Staff “decided not to adopt all of the proposed revisions [and] that for some companies that use advanced drilling techniques, the proposed disclosure may not be a good indicator of the extent of their exploratory and development activities.”

Additionally, to gain clarity on how extension wells may be characterized separate from exploratory wells, we completed a limited review of the comparable disclosures by our peers and were not successful in identifying how exploratory and extension wells are to be differentiated. In future filings we intend to clearly identify non-development wells as "Exploratory/Extension” wells and not differentiate each individually.

Management’s Discussion and Analysis

Financial and Operating Performance, page 58

4.

We note that you attribute an increase in net income for 2021 partially to an increase in crude oil and natural gas revenues, which you associate with a 383% increase in daily sales volumes, and an 86% increase in average realized commodity prices. You further explain along with this disclosure, and along with your tabulations of Crude oil, NGL and natural gas sales volumes on page 62, that the increase in sales volumes is attributable to your successful horizontal drilling program.

However, disclosures in Note 3 to the financial statements on page 85, and in the second quarter earnings release filed with a Form 8-K on August 9, 2021, indicate that some portion of the increase in production would be attributable to producing properties that you acquired during 2021. You estimated in the earlier report that associated production would average “greater than 1,400 Boe/d” subsequent to your acquisition.

Securities and Exchange Commission

September 1, 2022

In describing quarterly changes in net income on pages 32 and 23 of the subsequent first and second quarter interim reports, you similarly attribute increases in sales volumes to your successful horizontal drilling program, and while acquisitions are mentioned in addition to corresponding explanations on pages 35 and 26 of these reports, there is no quantification of production volumes arising from recently acquired properties.

Please expand the disclosures in your periodic filings to clarify the extent to which increases in production volumes are attributable to acquisitions within the period, including properties that were producing or subsequently became producing, as opposed to the results of drilling programs applied to interests owned at the beginning of the periods, to comply with Item 303(b)(2) of Regulation S-K.

RESPONSE:         We acknowledge the Staff’s comment and advise the Staff of our determination that the impact of the referenced acquisitions, which did not close until the third quarter of 2021, were individually immaterial to the discussion of our overall results of operations for the full year ended December 31, 2021, particularly in light of our vastly increased production volumes from existing properties resulting from our horizontal drilling program and significantly higher realized commodity prices during the year. Similarly, the impact of acquired properties on our production volumes for the first and second quarters of 2022 are immaterial in comparison to other factors discussed in the interim reports for such periods. In this regard, we advise the Staff that increased volumes from acquired producing wells only contributed approximately 4% (or 351 MMBoe), approximately 10% (or 1,149 MMBoe) and approximately 3% (or 809 MMBoe) of our production volume increases for the year ended December 31, 2021 and the first and second quarters of 2022, respectively. However, the numbers above for the first and second quarters of 2022 also include production from wells on the acquired assets that were completed and placed on production subsequent to the closing date and thus excluding this new production, the acquired production was even less material. With respect specifically to the interim reports filed during 2022, we advise the Staff that, as discussed in part in response no. 6 of this letter, the only two “significant” acquisitions consummated during 2022 were so consummated during late June 2022. Further, as disclosed on page 24 of our interim report for the second quarter, our average daily sales volume “exclud[ed] production from the recently completed Hannathon Acquisition which will not have an impact until the third quarter of 2022.” Accordingly, in each case, we advise the Staff of our belief that each filing referenced above complied in all material respects with the disclosure requirements of Item 303 of Regulation S-K.

By contrast to our full-year results as presented and discussed in the Form 10-K and our subsequent quarterly results presented in our first and second quarter interim reports, we do believe that the impact of the referenced 2021 acquisitions was material to the discussion of our overall results of operations for the three months ended September 30, 2021, and such acquisitions accordingly were included in our discussion of our results of operations for such period in our Quarterly Report on Form 10-Q for such period, and that the impact of the referenced 2022 acquisitions will likely be material to the discussion of our overall results of operations for the three months ended September 30, 2022 and the year ended December 31, 2022, and we accordingly expect that discussion and quantification of the impact of such acquisitions will be included in our discussion of our results of operations for such periods.

Securities and Exchange Commission

September 1, 2022

In response to the Staff’s comment, we undertake to continue to evaluate, at the time of each filing in which we include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” pursuant to Item 303 of Regulation S-K, the materiality to such discussion of relevant historical and prospective future transactions and other events. As discussed above, if specifically quantified in our disclosure in the Form 10-K or our interim reports for the first and second quarters of 2022, increased volumes from acquired producing wells would have been disclosed as only contributing a limited portion of our overall production volumes for such periods.

Financial Statements

Note 3 – Acquisitions and Divestitures, page 85

5.

We note your disclosure explaining that you completed multiple property and lease acquisitions during 2021, although you have aggregated the purchase consideration in your disclosure without providing any specific details of the underlying transactions.

Please expand your disclosure to include details of the particular acquisitions that you completed during the periods covered by your financial statements, such as the dates of completion, amounts and forms of consideration, nature and status of the property interests acquired, and production levels of producing interests.

Please similarly revise the corresponding disclosures in your subsequent interim reports to provide details of the various transactions in which you acquired interests in oil and gas properties during the first half of your fiscal year, including details pertaining to the contingent acquisition mentioned on page 17 of your first quarter report.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that all such property and lease acquisitions during 2021 and the first quarter of 2022 were accounted for as asset acquisitions that were not individually significant under Regulation S-X or otherwise material such as would warrant or require details of the particular transactions. However, we do advise the Staff that, based on certain of the factors specific thereto, we did include individualized disclosure in our interim report for the second quarter of 2022 regarding the “Contingent Acquisition” (as defined therein and as discussed further in response no. 6 below). We further advise the Staff of our position that our financial statement disclosures relating to such acquisitions in the Form 10-K and subsequent interim reports comply in all material respects with applicable requirements of GAAP and the PCAOB. This is further evidenced by the opinion of our independent registered public accounting firm, Weaver and Tidwell, L.L.P., included in our Form 10-K regarding our audited consolidated financial statements. Without limiting or qualifying the positions expressed in the preceding sentences, we note that we conduct all of our operations in one of our industry’s most highly competitive operating areas—the Midland Basin in west Texas. Accordingly, when able to do so in accordance with GAAP and other applicable disclosure requirements, we prefer in certain circumstances to limit disclosure of certain specific transaction information that, although immaterial from the perspective of investors in our securities, may provide our competitors with commercially sensitive insights as to our areas of interest, negotiated transaction terms and other information that we believe provide us with certain competitive advantages.

Securities and Exchange Commission

September 1, 2022

In response to the Staff’s comment, we undertake in future filings, including subsequent interim quarterly reports as applicable, to continue to disclose all material and required information regarding acquisition transactions completed during the periods presented, and will endeavor to provide further details of the various transactions to the extent reasonably able to do so without compromising information that, although immaterial to our investors, may be commercially sensitive if reviewed by our competitors.

6.

We note that you filed a Form 8-K on June 30, 2022 with historical and pro forma financial statements related to interests in oil and gas properties that you acquired on June 27, 2022. However, you report having also acquired interests in oil and gas properties pursuant to an agreement mentioned in a Form 8-K that you filed on February 22, 2022, although you did not file any similar financial information for these transactions.

Tell us how you considered Rule 3-05(a)(3), (b)(2), and (b)(3) of Regulation S-X, along with Rule 11-01(b)(3)(ii), and the guidance on significance in Rule 1-02(w), in determining there was no need to file historical and pro forma financial statements for these earlier transactions, if this is your view.

Please also clarify how you considered the contingent acquisition mentioned on page 17 of your Q1 report and its resolution in your analysis.

RESPONSE:         We advise the Staff that the acquisition reported in our Form 8-K filed on February 22, 2022 (the “Alamo Acquisition”) represented the acquisition of a “business” that was not, as of the date of its closing in March 2022, “significant” at the 20% level as calculated in accordance with Rules 1-02(w) and 3-05 of Regulation S-X. In this regard we advise the Staff that our accounting and financial reporting personnel performed the significance calculations contemplated by such rules and determined that the Alamo Acquisition did not reach the 20% significance level based on the tests prescribed by Rule 1-02(w). In addition, we performed an analysis of whether the consideration payable for the additional properties ultimately acquired in June 2022 would have been appropriately treated as “contingent consideration” at the time of the initial March 2022 closing. We ultimately determined that such analysis was inapplicable to the March 2022 closing for a number of reasons, including (i) the sellers in the Alamo Acquisition did not own the assets sold in June 2022 at the time of the initial closing, but rather were pending the results of a bankruptcy proceeding pursuant to which they could potentially acquire such assets, and (ii) material conditions existed to both the exercise of the sellers’ right to sell such assets to us and of our ability to consummate the acquisition thereof following such exercise.

Accordingly, the closing of the Alamo Acquisition in March 2022 was not a transaction that “involved…a business that is significant” and therefore no financial statements relating to the June 2022 closing of the Alamo Acquisition were required to be filed by Items 2.01 and 9.01 of Form 8-K. We further advise the Staff that we did not believe that historical financial statements of the business acquired in such March 2022 closing, or pro forma financial statements of the Company giving effect thereto, would provide our investors with meaningful additional information given the comparable production and cost profiles of the acquired properties as compared to the Company’s preexisting properties.

Securities and Exchange Commission

September 1, 2022

As disclosed in in our Current Report on Form 8-K filed on June 23, 2022 (the “June 23 8-K”), “[c]oncurrently with the entry into the February Purchase Agreement, the HighPeak Parties entered into that certain Put/Call Agreement with the Alamo Parties, pursuant to which certain members of the Alamo Parties were granted the option to become a party to a purchase and sale agreement and accordingly sell such member’s interests in certain additional producing crude oil and natural gas properties in Borden County, Texas.” In June 2022, the Alamo Parties exercised their option to consummate the sale of additional properties to us (the “Alamo Put Sale”). In contemplation of the filing of the June 23, 2022 8-K, and following an evaluation of the Staff’s guidance in Section 2015.12 of the SEC Staff’s Financial Reporting Manual, we determined that the acquisition of these additional properties constituted an acquisition that was “related” to the original March 2022 Alamo Acquisition. In this regard, we note that we disclosed such circumstances in our June 23, 2022 8-K, as follows:

As it relates to the February Acquisition, the Company determined that it was not required to file the financial statements of the Alamo Parties, under Rule 3-05 of Regulation S-X (“Rule 3-05”) or pro forma financial information relating to the February Acquisition under Article 11 of Regulation S-X. However, following the closing of the June Acquisition, based on the value of the consideration as of closing, the Company determined that in accordance with Rule 3-05, the Alamo Acquisitions, when taken together as a series of related acquisitions as contemplated by Section 2015.12 of the SEC Staff’s Financial Reporting Manual (the “Manual”), constituted the acquisition of a business by the Company that is significant.

We advise the Staff that the Alamo Put Sale (referred to as the “June Acquisition” in the June 23, 2022 8-K excerpt above) is the “contingent acquisition” mentioned on page 17 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and referenced in the Staff’s comment. Based on the analysis above, we concluded that, although the March 2022 closing of the initial Alamo Acquisition (referred to as the “February Acquisition” in the June 23, 2022 8-K excerpt above) did not obligate us to file historical or pro forma financial statements relating to the business acquired therein, the closing of the subsequent Alamo Put Sale resulting in the acquisition of additional properties in June of 2022 did represent the consummation of a business (i.e., the assets acquired in the Alamo Acquisition and the Alamo Put Sale, taken together) that is significant under Rules 1-02(w) and 3-05. Accordingly, we included in the June 23, 2022 8-K (i) audited historical financial statements of acquired assets for the year ended December 31, 2021 (which includes all assets acquired in each of March 2022 and June 2022, collectively), (ii) unaudited historical financial statements of the acquired assets for the three months ended March 31, 2022 and (iii) unaudited pro forma financial statements of the Company giving effect to such acquisitions, in each case as required by Items 2.01 and 9.01 of Form 8-K.

Notes to Consolidated Financial Statements

Note 18 – Supplemental Crude Oil and Natural Gas Disclosures (Unaudited)

Crude Oil, NGL and Natural Gas Reserves, page 102

7.

Please expand the table of proved developed and undeveloped reserves on page 103 to include the net quantities by individual product type as of December 31, 2019, to comply with FASB ASC 932-235-50-4. Please also modify the reconciliation on page 102 to clarify whether the beginning estimates correspond to December 31, 2019.

Securities and Exchange Commission

September 1, 2022

RESPONSE:         We acknowledge the Staff’s comment and undertake in future filings to expand the table of proved developed and undeveloped reserves to include the net quantities by individual product type in accordance with FASB ASC 932-235-50-4 as we do not believe the proposed change is material to the reader’s understanding of the document and the Company’s business and to clarify that the beginning estimates of the applicable reconciliations correspond to the last day of the prior fiscal year. With respect to such disclosure as included in the Form 10-K, we advise the Staff that the January 1 figures presented in each case are equivalent to the same such figures calculated as of the prior December 31, which, in the case of such estimates as of December 31, 2019, is apparent from our other filings with the Commission, including specifically on page F-88 and Exhibit No. 99.1 of Amendment No. 1 to the Form S-1 filed on October 22, 2020.

8.

We note your discussion of negative revisions does not clearly distinguish between changes attributable to well performance and changes associated with certain “adjustments” to your proved undeveloped reserve estimates.

Please modify your discussion as necessary to clearly identify the source of each change and to include an explanation relating to each of the items you identify. If two or more unrelated factors, including offsetting factors, contribute to the overall change, please separately identify and quantify the change attributable to each factor.

For example, the disclosure pertaining to revisions in previous estimates should identify the changes associated with individual factors, such as changes in commodity prices, costs, property interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations, and previously adopted development plans.

Please ensure that the change in net reserve quantities between periods is fully reconciled and explained to comply with FASB ASC 932-235-50-5.

RESPONSE:         We acknowledge the Staff’s comment and undertake in future filings to more clearly identify the source of each change and to include an explanation relating to each of the items we identify, in each case in compliance with FASB ASC 932-235-50-5. With respect to such disclosure in the Form 10-K for the year ended December 31, 2021, we advise the Staff that, upon further review while preparing this correspondence, we concluded that the reference in clause (i) of our discussion for such period to “adjustments to our PUD estimates” was superfluous and should have been removed, as we have attributed the entire 2,529 MBoe revision to technical revisions attributable to well performance. Likewise, the reference to “adjustments to our PUD estimates” for the period from August 22, 2020 through December 31, 2020 was superfluous and should have been removed, as we have attributed the entire 1,112 MBoe revision to technical revisions attributable to well performance.

Securities and Exchange Commission

September 1, 2022

Standardized Measure of Discounted Future Net Cash Flows, page 104

9.

Please expand your disclosure on page 104 to clarify the extent to which your standardized measures reflect all estimated future costs that will be incurred to settle your asset retirement obligations, including costs for dismantlement, restoration, and abandonment of the existing wells (including both active and inactive wells on leases and future proved undeveloped locations), to comply with FASB ASC 932-235-50-36.

The standardized measures may reflect these costs as a separate line item or within the category for future development and production costs. Therefore, if your standardized measures exclude any portion of such costs, please quantify the excluded amounts, explain to us your rationale, and submit any proposed revisions.”

RESPONSE:         We acknowledge the Staff’s comment and advise the Staff that our standardized measure as disclosed on page 104 of the Form 10-K reflects, within the categories for future development and production costs, all estimated future costs that will be incurred to settle our asset retirement obligations, including costs for dismantlement, restoration, and abandonment of the existing wells (including both active and inactive wells on leases and future proved undeveloped locations), in each case in compliance with FASB ASC 932-235-50-36. To address the Staff’s comment, we undertake in future filings to add an explanatory footnote or similar disclosure to this effect.

10.

We note that the amounts reported as undiscounted future development costs on page 104 do not agree with the corresponding figures in the reserve reports at Exhibits 99.1 and 99.2, having the December 31, 2020 and 2021 reserve estimates and related information.

We also note that disclosures within the Miscellaneous sections of the third party reserve reports indicate that their measures of discounted future net cash flows reflect the net cost of plugging and salvage values only for “commercial wells.”

As the standardized measures of discounted future net cash flows should reflect all future costs to settle asset retirement obligations that either currently exist or that will arise in the course of developing and producing your proved reserves, it appears that you will need to obtain and file revised reserve reports from the engineering firm having computations of discounted future net cash flows that conform with the applicable guidance.

Please also submit any revisions to the annual report that may be necessary to resolve the inconsistencies outlined above, if the corresponding measures reported by the company are also incomplete, in this or any similar respect.

RESPONSE:         As discussed in response no. 9 above, our standardized measure of discounted cash flows as disclosed on page 104 of the Form 10-K reflects, within the categories for future development and production costs, all estimated future costs that will be incurred to settle our asset retirement obligations in compliance with FASB ASC 932-235-50-36. By contrast, the third-party reserve reports filed as exhibits to the Form 10-K—which we also believe were prepared and filed in accordance with rules and regulations applicable to the preparation and inclusion of such reports in Commission filings—relate in all respects only to our proved reserves and, accordingly, include future cost estimates for only wells capable of economic production as would warrant “proved” classification. We advise the Staff that a reconciliation from the third-party reports to the standardized measure as presented on page 104 is presented on page 12 of the Form 10-K to further clarify the cited differences in calculation and presentation.

*         *         *         *         *

Securities and Exchange Commission

September 1, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Jackson A. O’Maley of the same firm at (713) 758-3374.

HIGHPEAK ENERGY, INC.

By:              /s/ Steven W. Tholen

Name:         Steven W. Tholen

Title:           Chief Financial Officer

cc:          Jack Hightower, HighPeak Energy, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.

Jackson A. O’Maley, Vinson & Elkins L.L.P.